Form 20-F
period 2004-03-31
GAMESTATE ENTERTAINMENT INC
filed 2004-07-15
CIK 1089104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB

(Mark One)

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended March 31, 2004

[     ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number:  ____________

GAMESTATE ENTERTAINMENT, INC.

(formerly LANWERX ENTERTAINMENT, INC./LUNA MEDICAL TECHNOLOGIES, INC.)

_______________________________________________________________________________

(Exact name of registrant as specified in its charter)

Nevada	98-0207745
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 1650 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2

(604) 692-2461

_______________________________________________________________________________

(Address and telephone number of registrant’s principal executive offices and principal place of business)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), or (2) has been subject to such filing requirements for the past 90 days.

Yes

[ X ]

No

[     ]

The number of outstanding common shares, $ .001 par value, of the Registrant at:

March 31, 2004:  16,461,920

GAMESTATE ENTERTAINMENT, INC.

(formerly LANWERX ENTERTAINMENT, INC./LUNA MEDICAL TECHNOLOGIES, INC.)

(A Development Stage Company)

FINANCIAL STATEMENTS

AS AT MARCH 31, 2004

INDEX

Auditor’s Report

Balance Sheet

Statements of Operations

Statements of Shareholders’ Equity/(Deficit)

Cash Flow Statements

Notes to Financial Statements

Management Discussion and Analysis

CHARTERED

1100 – 1177 West Hastings Street

mackay.ca

ACCOUNTANTS

Vancouver, BC V6E 4T5

MACKAY LLP

Tel: 604-687-4511

Fax: 604-687-5805

Toll Free: 1-800-351-0426

www.MacKayLLP.ca

Auditors' Report

To the Shareholders of

GameState Entertainment, Inc.

(formerly LanWerX Entertainment, Inc. and Luna Medical Technologies, Inc.)

We have audited the balance sheets of GameState Entertainment, Inc. (formerly LanWerX Entertainment, Inc. and Luna Medical Technologies, Inc) as at March 31, 2004 and 2003 and the statements of operations, changes in stockholders’ equity/(deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the generally accepted auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is in the development stage, has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations.  These factors, along with other matters as set forth in Note 2, raise substantial doubt that the Company will be able to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“MacKay LLP”

Vancouver,  Canada.

Chartered Accountants

July 7, 2004

GAMESTATE ENTERTAINMENT, INC.

(formerly LANWERX ENTERTAINMENT, INC./LUNA MEDICAL TECHNOLOGIES, INC.)

(A Development Stage Company)

BALANCE SHEETS

AS AT MARCH 31, 2004 AND 2003

(Unaudited)

(Stated in US Dollars)

March 31, 2004	March 31, 2003

ASSETS

CURRENT ASSETS
Prepaid expenses and deposits	$ 1,250	$ -

Equipment (Notes 2(ii) and 3)
Computer equipment	10,000	-

Total Assets	$ 11,250	$ -

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)

CURRENT LIABILITIES
Bank overdraft	$ 313	$ -
Accounts payable	96,386	60,584
Accrued expenses	6,500	6,500
Convertible notes payable (Note 4)	57,380	36,288
Advances from shareholders (Notes 5, 8, and 10)	342,336	316,091

	502,915	419,463
LONG TERM
Loan payable (Note 6)	78,353	-

Total Liabilities	581,268	419,463

STOCKHOLDERS’ EQUITY/(DEFICIT)
Preferred shares, 5,000,000 shares authorized, $0.001 par value;
no shares issued and outstanding (Note 7)
Common shares, 50,000,000 shares authorized, $0.001 par value;
16,461,920 and 33,095,660 shares issued and outstanding respectively (Note 8)	16,462	33,096
Additional paid-in capital	826,093	534,459
Accumulated deficit	(1,412,573)	(987,018)

Total shareholders’ Equity/(Deficit)	(570,018)	(419,463)

Total Liabilities and Stockholders’ Equity/(Deficit)	$ 11,250	$ -

“Rod Bartlett”

“Cameron King”

________________________________

_____________________________

President and Chief Executive Officer

Chief Financial Officer

The accompanying notes are an integral part of these financial statements.

GAMESTATE ENTERTAINMENT, INC.

(formerly LANWERX ENTERTAINMENT, INC./LUNA MEDICAL TECHNOLOGIES, INC.)

(A Development Stage Company)

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2004 AND 2003

(Unaudited)

(Stated in US Dollars)

March 31, 2004	March 31, 2003

REVENUES
Other income	$ 1,225	$ -

EXPENSES
Amortization	12,352	-
Auditing and accounting	10,551	4,441
Bank charges and interest	29,729	13,728
Consulting	35,374	-
Dues and subscriptions	458	-
Impairment of equipment	66,500	-
Impairment of goodwill	111,147	-
Legal	7,937	15,144
Loss on foreign exchange	2,583	-
Management fees	124,300	120,000
Marketing	159	-
Meals and entertainment	778	-
Office	8,770	-
Parking	1,794	-
Regulatory authorities	307	332
Rent	4,131	-
Telephone	1,707	-
Transfer agent	3,615	2,525
Travel	4,588	-

426,780	156,170

NET LOSS FOR THE YEAR	$ (425,555)	$ (156,170)

NET LOSS PER COMMON SHARE	$ (0.03)	$ (0.24)

WEIGHTED AVERAGE NUMBER OF BASIC AND DILUTED COMMON SHARES OUTSTANDING (post consolidation)	12,338,632	661,920

The accompanying notes are an integral part of these financial statements.

GAMESTATE ENTERTAINMENT, INC.

(formerly LANWERX ENTERTAINMENT, INC./LUNA MEDICAL TECHNOLOGIES, INC.)

(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’S EQUITY/(DEFICIT)

AS AT MARCH 31, 2004

(Unaudited)

(Stated in US Dollars)

Common Number of Shares	Shares Amount	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity/(Deficit)

Balance, March 31, 2001	8,095,660	$ 8,096	$ 434,459	$ (759,457)	$ (316,904)

Net loss for the year ended
March 31, 2002	-	-	-	(71,389)	(71,389)

Balance, March 31, 2002	8,095,660	8,096	434,459	(830,848)	(388,293)

Issuance of common shares in exchange for debt at $0.005 per share	25,000,000	25,000	100,000	-	125,000

Net loss for the year ended
March 31, 2003	-	-	-	(156,170)	(156,170)

Balance, March 31, 2003	33,095,660	33,096	534,459	(987,018)	(419,463)

Share consolidation of 1 new for 50 old	(32,433,740)	(32,434)	32,434	-	-

Issuance of common shares in exchange for debt at $0.005 per share	15,000,000	15,000	60,000	-	75,000

Issuance of common shares in exchange for assets at $0.25 per share	800,000	800	199,200	-	200,000

Net loss for the year ended
March 31, 2004	-	-	-	(425,555)	(425,555)

Balance, March 31, 2004	16,461,920	$ 16,462	$ 826,093	$ (1,412,573)	$ (570,018)

The accompanying notes are an integral part of these financial statements.

GAMESTATE ENTERTAINMENT, INC.

(formerly LANWERX ENTERTAINMENT, INC./LUNA MEDICAL TECHNOLOGIES, INC.)

(A Development Stage Company)

CASH FLOW STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2004 AND 2003

(Unaudited)

(Stated in US Dollars)

March 31, 2004	March 31, 2003

OPERATING ACTIVITIES
Net loss for the year	$ (425,555)	$ (156,170)
Add: non-cash items
Amortization	12,352	-
Impairment of goodwill	111,147	-
Impairment of equipment	66,500	-

	(235,556)	(156,170)
Changes in non-cash working capital items
Prepaid expenses and deposits	(1,250)	682
Accounts payable	35,803	(20,342)

Cash provided/(used) by operating activities	(201,003)	(175,830)

FINANCING ACTIVITIES
Bank overdraft	313	-
Advances from shareholders	101,245	172,879
Accrued expenses	-	(633)
Loan advanced	78,353	-
Short-term loans repaid	-	(32,704)
Convertible notes payable	21,092	36,288

Cash provided/(used) by financing activities	201,003	175,830

CASH INCREASE/(DECREASE)	-	-

CASH, BEGINNING OF YEAR	-	-

CASH, END OF YEAR	$ -	$ -

SUPPLEMENTAL DISCLOSURE:
Interest paid	$ 29,729	$ 13,728
Income taxes paid	$ -	$ -

NON CASH ACTIVITIES:
Issued stock for reduction in debt	$ 75,000	$ 125,000
Issued stock for capital assets and goodwill	$ 200,000	$ -

The accompanying notes are an integral part of these financial statements.

GAMESTATE ENTERTAINMENT, INC.

(formerly LANWERX ENTERTAINMENT, INC./LUNA MEDICAL TECHNOLOGIES, INC.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2004

1.

ORGANIZATION AND DESCRIPTION OF THE BUSINESS

GameState Entertainment, Inc. (formerly LanWerX Entertainment, Inc. and before that Luna Medical Technologies, Inc.), (the “Company”) was incorporated on January 19, 1999 under the laws of the State of Nevada for the purpose of engaging in any lawful activity under the name Luna Technologies, Inc.  On May 31, 1999 the Company amended its articles of incorporation to reflect the name change to Luna Medical Technologies, Inc.  On May 19, 2003, the company changed its name to LanWerX Entertainment, Inc. and on September 24, 2003 changed its name to GameState Entertainment, Inc.

On September 23, 2003 the Company acquired all the assets, goodwill, trademarks, and intellectual property of the Netopia Internet Café, a computer LAN game centre with 50 high-speed computer terminals and each having the latest game software.  Netopia had been operating on the campus of the University of British Columbia in Vancouver, British Columbia, Canada since January 2002.  The Company acquired all the assets in exchange for 800,000 common shares, with a deemed value of $200,000.  Soon after acquiring Netopia, the gaming was closed and the assets will be used in a different venue.

The financial statements include all activity of the Company.

As a result of the change in business cumulative from inception figures have not been presented as management does not consider that these figures would provide meaningful information.

The Company maintains an office in Vancouver, British Columbia.  The Company has elected a fiscal year-end of March 31.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding the Company’s financial statements.  The financial statements and notes are a representation of the Company’s management  which is responsible for their integrity and objectivity.

(i)

Accounting Method

The Company’s financial statements are prepared using the accrual method of accounting.

(ii)

Equipment

Equipment is recorded at historical cost.  Amortization is calculated by the declining balance method at the following annual rates:

Computer equipment

30%

Computer software

20%

Office equipment

20%

Amortization excludes any assets not in current use.

(iii)

Goodwill

Goodwill and any other long-lived assets to be held and used by the Company are continually reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

(iv)

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired.  The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.

(v)

Loss Per Share

Basic loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period.  The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.  Diluted loss per share is the same as basic loss per share, as the inclusion of common stock equivalents would be anti-dilutive.

(vi)

Provision for Taxes

At March 31, 2004, the Company had net operating losses of approximately $1,326,000 that may be offset against operating income through 2017.  No provision for taxes or tax benefits has been reported in the financial statements as there is not a measurable means of assessing future profits or losses.

(vii)

Use of Estimates

The process of preparing financial statements requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses.  Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.  Accordingly, upon settlement, actual results may differ from estimated amounts.

(viii)

Advertising

Advertising costs are charged to operations in the year incurred.

(ix)

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the date of acquisition to be cash equivalents.

(x)

Derivative Instruments

At March 31, 2004, the Company had not engaged in any transactions that would be considered derivative instruments or hedging activities.

(xi)

Compensated Absences

The Company has no employees.  At such time as the Company hires personnel, its employees will be entitled to paid vacation, paid sick days, and personal days off depending on job classification, length of service, and other factors.  The Company’s policy will be to recognize the cost of compensated absences when actually paid to employees.

(xii)

Foreign Currency Transactions

All figures presented are in US dollars.  Monetary assets and liabilities of the company which are denominated in foreign currencies are translated at year-end exchange rates.  Other assets and liabilities are translated at rates in effect at the date the assets were acquired and liabilities incurred. Foreign currency transactions are translated to US dollars using the exchange rate in effect at the time of the transaction.

(xiii)

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company incurred a net loss of $425,555 and has negative working capital for the year ended March 31, 2004.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  Management intends to seek additional capital from new debt and equity issuances that will provide funds needed to increase liquidity, fund internal growth, and fully implement its business plan.

(xiv)

Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to the fair value has been disclosed.

3.

EQUIPMENT

		31Mar04		31Mar04	31Mar03
		Accumulated		Net Book	Net Book
	Cost	Amortization	Impairment	Value	Value

Computer equipment	$ 69,329	$ 10,399	$ 48,930	$ 10,000	$ -
Computer software	9,578	958	8,620	-	-
Office equipment	9,945	995	8,950	-	-

$ 88,852	$ 12,352	$ 66,500	$ 10,000	$ -

4.

CONVERTIBLE NOTES PAYABLE

There are five convertible notes payable.  Three notes are dated June 1, 2002 totalling $30,000 with interest at 2% per month compounded semi-annually which were due and payable on May 31, 2003.  The principal and interest is convertible into common shares at a conversion price of $0.01 per share, at the option of the lender, with the conversion price of $0.01 based on the Company’s share structure as of June 1, 2002.

The remaining two notes are dated May 30, 2003 totalling $10,000 with interest at 12% per annum which were due and payable on December 1, 2003.  The principal is convertible into common shares at a conversion price of $0.25 per share on or before December 1, 2003.

5.

ADVANCES FROM SHAREHOLDERS

Advances from shareholders consist of the following at March 31, 2004:

(i)

There was an advance including interest from Campbell Capital Advisory, Inc. totalling $139,080 (March 31, 2003 - $136,760). The amount is unsecured and bears 10% interest per annum.  Campbell Capital Advisory, Inc. is a related company under the control of the Company’s secretary (see Notes 8 and 10).  An amount of $37,500 was settled through issuance of shares.

(ii)

There is a note payable to Javelin Enterprises totalling $2,790 including interest (March 31, 2003 - $2,536).  The note payable is unsecured, has no stated maturity, and bears 10% interest per annum.  During December of 1999, the Company issued 80,000 common shares as partial satisfaction of the note.  Javelin Enterprises is a shareholder of the Company (see Note 10).

(iii)

There was an advance from King Capital Corporation totalling $200,465 (March 31, 2003 – $176,795).  The amount is unsecured and bears no interest.  King Capital Corporation is a shareholder of the Company and is controlled by the Company’s president (see Notes 8 and 10). An amount of $37,500 was settled through issuance of shares.

6.

LOAN PAYABLE

A loan facility of $100,000 has been provided by an arm’s length third party with $75,796 advanced to the Company as at March 31, 2004.  The loan is due in three years from the date of the first advance being September 11, 2006 with interest only payable quarterly at 8% per annum, simple interest.

7.

PREFERRED SHARES

The Company is authorized to issue up to 5,000,000 preferred shares with a par value of $0.001 per share.  The preferred shares do not carry any pre-emptive or preferential rights to subscribe to any unissued stock or any other securities which the Company may be authorized to issue and does not carry voting rights.

No preferred shares were issued as of March 31, 2004.

8.

COMMON SHARES

The Company is authorized to issue up to 50,000,000 common shares with a par value of $0.001 per share.  The voting rights of the common shares are non-cumulative.

Upon incorporation, 7,310,660 common shares were issued, 7,170,000 at $0.001 per share and 140,660 at $0.50 per share.

During the year ended March 31, 2000, the Company issued 630,000 common shares for cash at $0.50 per share.  The Company also issued 100,000 common shares in settlement of outstanding debt at $0.50 per share.

During the year ended March 31, 2001, the Company issued 55,000 shares at $0.001 per share for a subscription receivable that was subsequently paid.

During the year ended March 31, 2003, the Company issued 25,000,000 shares at $0.005 per share for a total of $125,000, for a reduction of debt.

On May 19, 2003 the Company’s shares were consolidated on the basis of 1 new share for 50 old shares.

On July 1, 2003 the Company issued 15,000,000 common shares at $0.005 per share for a total of $75,000 for a reduction of debt to related parties (see Notes 5 and 10).

On September 23, 2003 the Company issued 800,000 common shares to the sellers of the Netopia Internet Café in exchange for all the assets, goodwill, trademarks, and intellectual property of the business.

9.

WARRANTS AND OPTIONS

As of March 31, 2004, no warrants had been exercised and all warrants have expired.

At September 23, 2003, the Company adopted a formal equity incentive plan with no equity incentive options granted under this plan to date.

10.

RELATED PARTIES

The Company’s former secretary, Gordon C. McDougall, is also the president and shareholder of Campbell Capital Advisory, Inc. (“CCA”) which had advanced funds to the Company for operations and to retain the services of an attorney.  As of March 31, 2004, the Company owes CCA $139,080 (see Notes 5 and 8).

The Company executed a promissory note in favour of a shareholder for funds advanced to the Company. As partial satisfaction of the note, 80,000 common shares were issued.  As of March 31, 2004, the balance owing on the note was $2,790 (see Note 5).

As at March 31, 2004, the Company also received an advance from a corporation owned by the president of the Company totalling $200,465 (see Notes 5 and 8).

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with the Financial Statements and the related Notes included elsewhere in this report on Form 10-K. Descriptions of all documents incorporated by reference herein or included as exhibits hereto are qualified in their entirety by reference to the full text of such documents so incorporated or referenced. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those under “Risk Factors That May Affect Future Results” and elsewhere in this report.

Executive Summary and Outlook for Fiscal Year 2004

During the fiscal year 2003, we made substantial progress in developing our strategy for a young adult-focused entertainment business, completing our business plans, and many of the strategic alliances required to move forward. We established the corporate head-office in Vancouver, BC, Canada in March 2004  A number of key management changes and additions have been made in strategic areas to establish the executive, creative, buying and planning teams necessary to execute the successful selection and presentation of young adult-focused entertainment to gain target consumer acceptance. We continue to believe that with the acquisition strategies identified revenues from online and on-location entertainment sales should begin to be demonstrated in the second half of fiscal 2004. Gamestate will be conducting business under its “doing business as” name Why Entertainment Corporation

In February 2004 Gamestate secured under contract its new President, CEO Rod Bartlett an experienced entrepreneur and business developer. The existing President Cameron King, MBA stepped into the role of CFO. In keeping with the business plan the company launched the whyentertainment.com Web site, and started development on the whyplay.com Website. Following is a synopsis of our principal operational activities:

whyentertainment.com	An online destination promoting the overall business strategy and components of Why Entertainment the operating arm of Gamestate.

whyplay.com	A development stage portal of an online destination for individuals 18 to 25 seeking entertainment in the form of music, video and games.

The company continue its drive into the entertainment segment through ongoing business relationships it the field of location based entertainment for the purposes of planning and development of the “Y” clubs.  The Company continues search for potential partners to establish and convert existing facilities located throughout North America and Europe.

Management expects revenues to be produced in 2004 under the whyplay.com web-portal using a similar model to that of www.ugo.com, www.alloy.com and www.ivillage.com incorporating games, music and licensed products through a variety of sources.

Results of Operations

Twelve Months Ended March 31, 2004 Compared with Twelve Months Ended March 31, 2003

Consolidated Results of Operations

The following table sets forth the statement of operations data for the periods indicated as a percentage of revenues:

	Twelve Months
	Ended March 31,

	2003		2004

Direct marketing revenues	—		—

Retail stores revenues	—		100.0%

Sponsorship and other revenues	—		—

Total revenues	—		100.0%

Cost of revenues	—		—

Gross profit	—		100.0%

Operating expenses:

Selling and marketing	—		13.0%

General and administrative	(156170.0)%		(32748.5)%

Amortization of intangible assets	—		(1009.14)

Total operating expenses	(156170.0)%		(34839.2)%

Loss from operations	(156170.0	) %	(34739.2)%

Interest and other income (expense), net	—		—

Provision for income tax benefit (expense)	—		—

Net loss	(156170	.0)%	(34739.2)%

Net Revenues

Total Net Revenues. Total net revenues increased 1225% to $1225 in the twelve months ended March 31, 2004 from $0.00 in the twelve months ended March 31, 2003.

Direct Marketing Revenues. There were no Direct Marketing Revenues for the twelve months ended March 31, 2004 nor for the period ending March 31, 2003.

Retail Stores Revenues. Retail stores revenues totaled $1225.00 for the twelve months ended March 31, 2004. The retail revenue was generated from Netopia’s single retail gaming centre during the year.

Sponsorship and Other Revenues. There were no Sponsorship and Other Revenues for the twelve months ended March 31, 2004 nor for the period ending March 31, 2003.

Cost of Revenues

There were no Cost of Revenues for the twelve months ended March 31, 2004 nor for the period ending March 31, 2003.

Total Operating Expenses

Selling and Marketing. Selling and marketing expenses consist primarily of a flyer produced to promote Netopia on a one time basis.

As a percentage of total revenues, our selling and marketing expenses increased from 0.00% in fiscal 2003 to 13% in fiscal 2004.

General and Administrative. General and administrative expenses consist primarily of salaries and related costs for our executive, administrative, finance and management personnel, as well as support services and professional service fees. These expenses increased from $156 thousand in the twelve months ended March 31, 2003 to $427 thousand in the twelve months ended March 31, 2004. The increase in general and administrative expenses primarily was driven by:

•	the impairment of goodwill;

•	increased expenses associated with growing a public company such as professional fees, insurance premiums, occupancy costs due to office expansions, and telecommunications costs.

Our general and administrative expenses as a percentage of total revenues decreased significantly in the fiscal 2004, due primarily to the addition of revenues.

Amortization of Intangible Assets. Amortization of intangible assets was approximately $12 thousand in the twelve months ended March 31, 2004 as compared with nil in the twelve months ended March 31, 2003. The increase in amortization expense resulted from our acquisition activities during the last twelve months.

Loss from Operations

Total Loss from Operations. Our loss from operations was $426 thousand in fiscal 2004 while our loss from operations was $156 thousand in fiscal 2003. The increases in operating loss are primarily due to the impairment of Goodwill, write down of equipment and increased corporate expenses.

Income Tax Benefit (Expense)

In the twelve months ended March 31, 2004 we recorded loss carry-forwards of $425,555 though this amount may be affected by the impairment of losses. In the twelve months ended March 31, 2003 we recorded loss carry-forwards of $156,170 due to the taxable loss generated in the year.

Liquidity and Capital Resources

We have financed our operations to date primarily through the sale of equity and debt securities as we generated negative cash flow from operations prior to fiscal 2003 and for the twelve months ended March 31, 2004. At March 31, 2004, we had approximately $1250 of prepaids. Our principal commitments at March 31, 2004 consisted of the Debentures, accounts payable, bank loans, accrued expenses, and shareholders loans.

Net cash used in operating activities was ($33,949) in fiscal 2004 compared with net cash used in operating activities of ($175,830) in fiscal 2003. The reduced cash usage was primarily due to the acquisition of Netopia and the reflection of the shares issued for assets valued at $200,000.

Net cash provided by financing activities was $122,488 in the twelve months ended March 31, 2004 compared with $175,830 of cash provided by financing activities in the twelve months ended March 31, 2003. The cash provided by financing activities in the twelve months ended March 31, 2004 was due primarily to a $78,353 of net borrowings under a loan agreement from a private company. In the twelve months ended March 31, 2003, net cash used in financing activities of $172,879 resulted primarily from shareholders.

Our liquidity position as of April 30, 2004 is one of illiquidity. We expect our future liquidity position to meet our anticipated cash needs for working capital and capital expenditures, for at least the next 24 months, excluding the impact of any potential, as yet unannounced acquisitions, by raising capital. Since the cash generated from our operations is insufficient to satisfy our cash needs, we are required to raise additional capital. Because we will raise additional funds through the issuance of equity securities, our stockholders may experience significant dilution. Furthermore, additional financing may not be available when we need it or, if available, financing may not be on terms favorable to us or to our stockholders. If financing is not available when required or is not available on acceptable terms, we may be unable to develop or enhance our products or services. In addition, we may be unable to take advantage of business opportunities or respond to competitive pressures. Any of these events could have a material and adverse effect on our business, results of operations and financial condition.

Critical Accounting Policies and Estimates

During fiscal 2004, there were no changes in the Company’s policies regarding the use of estimates and other critical accounting policies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004, for additional information relating to the Company’s use of estimates and other critical accounting policies.

Special Note Regarding Forward-Looking Statements

Statements in this report expressing our expectations and beliefs regarding our future results or performance are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that involve a number of substantial risks and uncertainties. When used in this Form 10-Q, the words “anticipate,” “may,” “could,” “plan,” “believe,” “estimate,” “expect” and “intend” and similar expressions are intended to identify such forward-looking statements.

Such statements are based upon management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the forward-looking statements. Actual results may differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to the following:

•	changes in business and economic conditions and other adverse conditions in our markets;

•	increased competition;

•	our inability to achieve and maintain profitability;

•	merchandising and marketing strategies;

•	inventory performance;

•	changes in consumer preferences or fashion trends;

•	seasonality of the retail and direct-marketing businesses;

•	significant increases in paper, printing and postage costs;

•	litigation that may have an adverse effect on the financial results or reputation of the Company;

•	reliance on third-party suppliers;

•	our ability to successfully implement our operating, marketing, acquisition and expansion strategies; and

•	natural disasters and terrorist attacks.

For a discussion of these and other factors, see the risks discussed in our Annual Report on Form 10-K for the year ended January 31, 2004 in Item 1 — Business, under the caption “Risk Factors That May Affect Future Results.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and we cannot assure you that our future results, levels of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this report to conform these statements to actual results or to changes in our expectations, except as may be required by law.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 10-KSB and that it has duly caused and authorized the undersigned to sign this Quarterly Report in its behalf.

GAMESTATE ENTERTAINMENT, INC.

By: (Signed) ROD BARTLETT

Chief Executive Officer

Date:  July 15, 2004